Exhibit 99.5

vedanta

    transforming elements

Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 with reference to SEBI Circular bearing reference no. SEBI/HO/CFD/CMD1/CIR/P/2020/84 dated May 20, 2020

This is further to our letter no. VEDL/Sec./SE/19-20/172 dated March 30, 2020, we would like to inform you the impact of COVID-19 pandemic and ensuing nation-wide lockdown on the Company pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

1.	Impact of the COVID-19 pandemic on the business, supply chain and demand. Ability to maintain operations including the factories/units/office spaces functioning and closed down

The COVID-19 pandemic has had an unprecedented impact on the nation, its citizens, the economy and business. The virus outbreak which saw lockdown across geographies has become one of the biggest threats to the global economy, disrupting businesses and supply chains world over. To slowdown the spread of COVID-19, the Government announced a series of nationwide lockdowns from March 25, 2020.

We have taken a pro-active approach to keep our assets and people safe while ensuring continuity of business. Most of our operations were continuing during the lockdown period being ‘essential’ or ‘continuous’ in nature though we have had temporary disruptions leading to production being down to 80% of the capacity during lockdown which we have now been able to ramp-up to ~90% of normative levels. All of our sites are open with the requisite government permissions and adherence to highest safety standards. Our focus during these times have been to ensure that we operate optimally with lowest possible cost of production. The pandemic has severely impacted the global commodity market with weaker prices seen across oil and bulk metals. In order to maintain sales we accessed the export market largely due to constraints in the domestic market.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

vedanta

    transforming elements

2.	Steps taken to ensure smooth and safe functioning of operations

During these testing times our priority is to ensure the health and safety of our employees, contractors and stake holders, while ensuring the business continuity to the extent possible. Our strategy has been threefold: practice physical distancing for all essential workstreams, rely on early diagnosis for our workforce to prevent an outbreak and share knowledge and best practices across our business entities to ensure safe workplaces. While the average footfall at our plants has been reduced significantly, our employees are actively involved in building homegrown solutions to the challenges created by COVID-19. For example, we now have no-touch based hand washing system which was built by our employees. Additional safety measures in terms of sanitizer fogging, social distancing measures through on ground marking etc. are also in place to ensure minimum contact. We have also launched a healthcare helpline for our employees in partnership with Apollo hospitals, through which they can tele-consult with a General Physician or a Psychologist.

3.	Estimation of the future impact of COVID on Operations

The future impact on operations is difficult to assess at this point, as the situation is unravelling at a fast pace. Even though the current situation is very volatile, we are confident about our ability to manage the crisis and emerge as a stronger entity.

4.

Details on impact of COVID-19 on capital and financial resources, profitability, liquidity position, ability to service debt and other financial arrangements, assets, internal financial reporting and control

We are systematically reviewing all areas of cash generation and usage and re-evaluating all costs in the prevailing circumstances, so that we can continue to manage our operations and invest towards the best opportunities. At the same time, we continue to work to support our partners in the aim of reestablishing normalcy in the extended supply chain.

The pandemic has caused significant concerns over global economic growth. Weaker commodity prices seen over recent months will have a negative impact on our profitability . As to the longer-term implications, it is difficult to give a clear assessment of any systemic demand destruction caused by COVID-19 for the time being. We will endeavor to update the market in future quarterly results or indeed when visibility is achieved. There has been no impact on the internal financial reporting and controls of the Company.

5.	Existing contracts/agreements where non-fulfilment of the obligations by any party will have significant impact

The Company operates and aims to fulfil its obligations with respect to all the existing contracts and agreements. We do not foresee any material impact arising from non-fulfilment of obligation by any party in existing contracts or agreements.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

vedanta

    transforming elements

6.	Impact on the financial statements

There will be no impact of COVID-19 on the publishing of financial statements. The Company will publish its results for the quarter and year ended March 31, 2020 with annual audited accounts within the stipulated timelines. The Company will be holding its Annual General Meeting through Video Conferencing / Other Audio-Visual Means in accordance with the relevant circulars issued by Ministry of Corporate Affairs and Securities and Exchange Board of India.

7.	Partnering with the Government and the community.

Our responsibility to the communities we work in remains paramount to what we do. With that, amongst other measures, Vedanta set-up a dedicated ₹ 201 crore fund catering to three specific areas – Livelihood of the daily wage workers across the nation, preventive health care, support to all our employees and contract partners across our plant location, as part of its endeavour to join ranks with the Government of India to combat the widespread outbreak of COVID-19. Multiple relief measures were taken across the country through initiatives like providing meals to 10 lac daily wage earners and feeding over 50,000 stray animals daily for an entire month to name a few. We also leveraged our existing community programs like Sakhi, Khushi, etc to create grass-root capabilities at villages to make interventions sustainable and locally owned .In a move aimed at supporting frontline healthcare workers and doctors during COVID-19 times, Vedanta Limited, has enabled mass production of Personal Protective Equipment (PPEs) in Gurugram. The Company has imported 23 PPE machines recently in collaboration with the Ministry of Textiles and has teamed up with authorised apparel manufacturers to roll out over 5000 PPEs per day.

During these difficult times, our efforts are aligned to the singular vision of making our communities, the state and nation self-reliant and self-sufficient. We are committed to extending all help possible to help alleviate the pain the pandemic has caused. We are closely working with the government alongside our people and partners to emerge from these trying times stronger and better together.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394